EXHIBIT 17.1

RESIGNATION

TO: JBI INC. (the "Corporation")

AND TO: Its Board of Directors

This is to confirm my resignation as a director of the Corporation.

I have just been appointed to two other boards and I have accepted two CFO positions in the junior mining space and as a result I do not think that I will have the time required to fulfill my duties as a director of JBI.

I wish you all the luck going forward and I will always be a supporter and shareholder of JBI and if you ever need any help please give me a call.

August 8, 2011

/s/ James Fairbairn
James Fairbairn